787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	TD Asset Management USA Funds Inc.
Securities Act File No. 33-96132; Investment Company Act File No. 811-9086

Ladies and Gentlemen:

On behalf of TD Asset Management USA Funds Inc. (the “Company”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 39 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act to make certain changes to the investment strategies of the TDAM Global Sustainability Fund (the “Fund”), a series of the Company, and to make certain other changes.

On or around February 28, 2011, the Company will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:	Michele R. Teichner, TDAM USA Inc. Maya Gittens, TDAM USA Inc. Margery K. Neale, Willkie Farr & Gallagher LLP

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh